

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

R. Lee Phegley, Jr.
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street. N.E.,
Suite 1800
Atlanta, Georgia 30309

Re: Invesco Mortgage Capital Inc.
    Form 10-K for fiscal year ended December 31, 2020
    Filed February 22, 2021
    File No. 001-34385

Dear Mr. Phegley:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction